April 25, 2005

Mail Stop 0406

Bruce Hayden
Senior Vice President &
Chief Financial Officer
Xybernaut Corporation
12701 Fair Lakes Circle,
Suite 550
Fairfax, VA 22033

	Re:	Item 4.02 Form 8-K
		Filed on 4/11/05
		File No. 000-21013

Dear Mr. Hayden,

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comments.

	Please amend your report to include all of the information required by Item 4.02(b) of Form 8-K, including disclosure of the following information:

* when the Company intends to file their December 31, 2004 Form
10-K
and the amended Form 10-K for December 31, 2003, and

* a statement of whether your audit committee discussed with the independent accountant, Grant Thornton LLP the matters disclosed in the filing pursuant to this Item 4.02(b).

	In addition, Item 4.02(c) of Form 8-K requires you provide the independent accountant with a copy of the disclosures you are making in response to Item 4.02(b), and request that your independent accountant furnish you as promptly as possible a letter stating whether your accountant agrees with the statements made by you in response to this Item 4.02(b) and, if not, stating the respects in which it does not agree.

	You should file an amendment in response to these comments on or before (five business days from date of letter).


	If you have any questions, please call Kari Jin, Staff
Accountant at (202) 824-5552.

							Sincerely,


							Kari Jin
							Staff Accountant



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Mr. Hayden
Xybernaut Corporation
April 25, 2005
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